SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number 1-03006
PLDT Inc.
(Exact Name of Registrant as Specified in Its Charter)
Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1
Copy of the disclosure letter that we filed today
with the Philippine Stock Exchange (with a copy
furnished the Philippine Securities and Exchange
Commission) in response to their letter dated December
19, 2016 requesting for clarification and/or
confirmation of the news article entitled “Let PLDT
fail” posted in the Manila Times (Internet Edition) on
December 17, 2016.

EXHIBIT 1

December 19, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention:	Mr. Jose Valeriano B. Zuño III OIC — Head, Disclosure Department

Gentlemen:

We refer to your letter dated December 19, 2016 requesting for clarification and/or confirmation of the news article entitled “Let PLDT fail” posted in the Manila Times (Internet Edition) on December 17, 2016. The article reported in part that:

“THE possibility that telecom giant Smart, the bread-and-butter of the Philippine Long Distance Telephone Co. (PLDT), could be legally out of business by the end of March next year was discussed in wonderfully gory detail in Bobi Tiglao’s column yesterday (“Smart’s operations could stop end-March 2017”).

Even though it is not news—both PLDT and Smart have dutifully reported the possibility of a forced shutdown in their corporate disclosures for some time—the idea that half of the country’s telecommunications services could suddenly just stop working in a couple of months’ time must be a nasty shock to complacent policymakers and the public alike.

That PLDT could cease to exist—and it would, given that its Smart subsidiary accounts for about 68 percent of its revenues—is unthinkable, but as Tiglao pointed out, it cannot legally be avoided. In order to comply with existing laws, Smart would need to publicly list 30 percent of its shares, which it simply does not have time to do before its 25-year franchise expires on March 27. Even if it were possible to rush that process, listing that many shares all at once would almost certainly be a financial disaster for the company; stock investors are inclined to pay a good price for companies with promising prospects, not ones whose shares are being offered in an emergency sale.

Apart from the share listing issue, Smart also faces the challenge of getting both houses of the legislature to approve a new franchise. With Congress adjourning and not reconvening until January 16, there may not be enough time to do that, even if Smart’s failure to comply with the telecoms law were (again) overlooked...

As Tiglao pointed out, any option to keep Smart operating beyond March 27 is necessarily extralegal;

. . . .”

At the outset, we categorically state that there is no factual or legal basis to support writer’s claims that Smart could be out of business by the end of March 2017 due to issues regarding its public ownership and the renewal of its franchise.

On the renewal of Smart’s franchise, the House bill extending the legislative franchise of Smart for another 25 years has been approved on second reading by the plenary body of the House of Representatives last December 13, and approval on the third and final reading is expected as soon as the House resumes session in January 2017. Smart will be working with the Senate to seek their approval as soon as possible after the House has approved on third and final reading the amended House bill and officially transmits the same to the Senate when it resumes session.

On the issue of Smart’s public ownership, this was squarely tackled and addressed during the hearings before the House Committee on Franchises, which took place in November. The Committee agreed that Smart need not comply with the public ownership requirement for as long as it is owned by a listed public company like PLDT, since the spirit of the public ownership requirement in Smart’s franchise has been fulfilled through the listing of its parent company. Indeed, the revenues and profits of Smart are consolidated at the PLDT level and therefore are derivatively owned by the public shareholders of PLDT. Thus, the public ownership provision of the House bill was amended by the House Committee on Franchises during the second public hearing held in November to reflect this exception, and this amended House bill was approved by the plenary body of the House last December 13. We also wish to point out that as a duly operating public utility with existing public services and with a valid and pending application for the renewal of its legislative franchise, Smart is not required to immediately cease operations as soon as its franchise expires. There is no law or jurisprudence that requires such immediate cessation of public services to the prejudice of the public. Furthermore, in the worst case, Smart can transfer its mobile telecommunication business to Digitel Mobile Philippines, Inc., another duly enfranchised and operating mobile telecommunication operator owned by PLDT. Clearly, the “extinction event” highlighted by the article is specious and mischievous.

The vital antecedent facts and circumstances mentioned above should have been known to the writer through diligent research since these are matters of public record. We must stress that these vital facts were in the public domain well before the dateline of the subject article and yet appear to have been conveniently omitted by the writer.

Respectfully yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

December 19, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of our letter dated December 19, 2016 to the Philippine Stock Exchange, Inc. in response to their letter dated December 19, 2016 requesting for clarification and/or confirmation of the news article entitled “Let PLDT fail” posted in the Manila Times (Internet Edition) on December 17, 2016.

Respectfully yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G

D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,782 As of November 30, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	December 19, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other Events)

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. in response to their letter dated December 19, 2016 requesting for clarification and/or confirmation of the news article entitled “Let PLDT fail” posted in the Manila Times (Internet Edition) on December 17, 2016.

Pursuant to the requirements of the Securities Regulations Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

December 19, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.

By	: /s/Ma. Lourdes C. Rausa-Chan

Name	: Ma. Lourdes C. RAusa-Chan

Title : Senior Vice President, Corporate Affairs and Legal Services Head

and Corporate Secretary

Date: December 19, 2016